UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of September 2025

Commission File Number: 001-39822

Pharming Group N.V.
(Exact Name of Registrant as Specified in Its Charter)

Darwinweg 24
2333 CR Leiden
The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Furnished as Exhibit 99.1 to this Report on Form 6-K is a press release of Pharming Group N.V., or the Company, dated September 2, 2025.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Pharming Group appoints Kenneth Lynard as Chief Financial Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pharming Group N.V.

By:	/s/ Fabrice Chouraqui

	Name:	Fabrice Chouraqui
	Title:	CEO

Date: September 2, 2025

Pharming Group appoints Kenneth Lynard as
Chief Financial Officer

Leiden, the Netherlands, September 2, 2025: Pharming Group N.V. (“Pharming” or “the Company”) (Euronext: PHARM; Nasdaq: PHAR) today announced the appointment of Kenneth Lynard as Chief Financial Officer (CFO), effective October 1, 2025.

Mr. Lynard is a seasoned finance executive with over 20 years of global leadership experience in the life sciences industry, recognized for driving financial and operational transformation across complex, multinational organizations. His appointment follows our strong first half 2025 financial results and marks an important step in strengthening our financial leadership as we continue to execute on our growth strategy.

Fabrice Chouraqui, Chief Executive Officer, commented:
“We are delighted to welcome Kenneth to Pharming at a pivotal stage in our growth. Kenneth brings broad finance leadership capabilities from both established industry leaders and dynamic growth-stage companies, and operational experience in both the U.S. and EU. His strong value creation mindset, shaped by experience with companies backed by leading private equity firms, will be extremely valuable as we continue to advance our vision of building a leading global rare disease company.”

Most recently, Mr. Lynard served as CFO of Schoeller Allibert and Zentiva, a European pharmaceutical company. He previously served as CFO at Affidea, and notably worked for Gilead Sciences, a leading US-based biopharmaceutical company, as Senior Vice President and CFO, Global Commercial Operations, R&D and Manufacturing, guiding the company through a successful transformation as it expanded into broader therapeutic areas and new geographies. During his five-year tenure at Gilead Sciences, he worked closely with top leadership on capital allocation and pipeline funding strategies, contributing to a tripling of the business following the Pharmasset acquisition. Earlier in his career, Mr. Lynard held finance leadership positions at Medtronic, Coloplast and Superfos. A former Big Five public accountant with Arthur Andersen, Mr. Lynard brings a solid foundation in compliance and internal controls, with a forward-looking approach to leveraging systems and data for business optimization.

Kenneth Lynard commented:
“I’m excited to join Pharming at such a pivotal moment in its evolution. The company’s strong growth momentum, combined with upcoming commercial and pipeline catalysts, reflects a solid foundation for long-term success. As the new Chief Financial Officer, I look forward to strengthening the foundations to enable continued operational efficiency and support sustainable value creation. What truly inspires me, however, is Pharming’s deep commitment to patients, especially those with few or no treatment options, and often unaware they are living with a rare disease. That purpose-driven mission is what makes this opportunity so meaningful.”

Kenneth Lynard is a Danish citizen. He holds a Master of Science in Business Economics and Auditing from Copenhagen Business School, Denmark, and an executive MBA from the International Institute for Management Development (IMD) in Lausanne, Switzerland.

About Pharming Group N.V.
Pharming Group N.V. (EURONEXT Amsterdam: PHARM/Nasdaq: PHAR) is a global biopharmaceutical company dedicated to transforming the lives of patients with rare, debilitating, and life-threatening diseases. We are commercializing and developing a portfolio of innovative medicines, including small molecules and biologics. Pharming is headquartered in Leiden, the Netherlands, and has employees around the globe who serve patients in over 30 markets in North America, Europe, the Middle East, Africa, and Asia-Pacific.

For more information, visit www.pharming.com and find us on LinkedIn.

Forward-looking Statements
This press release may contain forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those expressed or implied in these statements. These forward-looking statements are identified by their use of terms and phrases such as “aim”, “ambition”, ‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘estimate’’, ‘‘expect’’, ‘‘goals’’, ‘‘intend’’, ‘‘may’’, “milestones”, ‘‘objectives’’, ‘‘outlook’’, ‘‘plan’’, ‘‘probably’’, ‘‘project’’, ‘‘risks’’, “schedule”, ‘‘seek’’, ‘‘should’’, ‘‘target’’, ‘‘will’’ and similar terms and phrases. Examples of forward-looking statements may include statements with respect to timing and progress of Pharming's preclinical studies and clinical trials of its product candidates, Pharming's clinical and commercial prospects, and Pharming's expectations regarding its projected working capital requirements and cash resources, which statements are subject to a number of risks, uncertainties and assumptions, including, but not limited to the scope, progress and expansion of Pharming's clinical trials and ramifications for the cost thereof; and clinical, scientific, regulatory, commercial, competitive and technical developments. In light of these risks and uncertainties, and other risks and uncertainties that are described in Pharming's 2024 Annual Report and the Annual Report on Form 20-F for the year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission, the events and circumstances discussed in such forward-looking statements may not occur, and Pharming's actual results could differ materially and adversely from those anticipated or implied thereby. All forward-looking statements contained in this press release are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Any forward-looking statements speak only as of the date of this press release and are based on information available to Pharming as of the date of this release. Pharming does not undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information.

For further public information, contact:
Pharming Group, Leiden, the Netherlands
Michael Levitan, VP Investor Relations & Corporate Communications
T: +1 (908) 705 1696
Saskia Mehring, Corporate Communications Manager
T: +31 6 28 32 60 41
E: investor@pharming.com

FTI Consulting, London, UK
Simon Conway/Alex Shaw/Amy Byrne
T: +44 203 727 1000

LifeSpring Life Sciences Communication, Amsterdam, the Netherlands
Leon Melens
T: +31 6 53 81 64 27
E: pharming@lifespring.nl

US PR
Ethan Metelenis
T: +1 (917) 882-9038
E: Ethan.Metelenis@precisionaq.com